UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 18)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 18 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 17, (as amended, the “Statement”) relating to the unsolicited tender offer (the “CanSup Offer”) by Canadian Superior Energy Acquisitions Inc. (the “CanSup Offeror”), a wholly owned subsidiary of Canadian Superior Energy Inc. (“Canadian Superior”), described in a Tender Offer Statement on Schedule TO initially filed by the CanSup Offeror with the Commission on June 19, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 3. Past Contacts
     Item 3 is hereby amended and supplemented by adding thereto:
     In a press release dated August 29, 2006, Canada Southern announced that: (i) Richard C. McGinity and John W.A. McDonald have resigned as directors of the Corporation; (ii) the Board of Directors of Canada Southern (the “Board”) has been increased from five directors to six directors; and (iii) Marcel Coutu, Allen Hagerman and Ryan Kubik, all of whom are senior executives of Canadian Oil Sands Limited (the parent of the Canadian Oil Sands Offeror) have been appointed directors of Canada Southern. Messrs. Ray Cey, Don Foulkes and Myron Kanik will continue as members of the Board. Mr. Coutu has been appointed Chairman of the Board and Mr. McDonald will continue as President of the Corporation.
     These changes in the composition of the Board were made pursuant to Section 2.5 of the Pre-Acquisition Agreement, originally dated June 18, 2006 and amended as of June 29, July 12, and August 7, 2006 (as amended, the “Pre-Acquisition Agreement”), between Canadian Oil Sands Limited, the Canadian Oil Sands Offeror and Canada Southern, which, among other things, requires Canada Southern to use reasonable commercial efforts to enable the Canadian Oil Sands Offeror to elect or appoint all of the directors of the Corporation after the Canadian Oil Sands Offeror takes up and pays for a majority of the outstanding Common Shares of Canada Southern. On August 19, 2006, the Canadian Oil Sands Trust announced that its two wholly owned subsidiaries, Canadian Oil Sands Limited and the Canadian Oil Sands Offeror, have taken up the 9.8 million Common Shares validly deposited under the Canadian Oil Sands Offer, representing approximately 65% of the outstanding Common Shares of Canada Southern.

     Immediately prior to the Board changes, the directors of Canada Southern ratified the payment of additional compensation to Richard C. McGinity in recognition of his extraordinary service and commitment of time devoted to the Corporation in connection with the tender offers of Canadian Oil Sands, Petro-Canada and Canadian Superior. The amount of such additional compensation was Cdn. $20,000 per month for the months of April, May and June 2006, for a total payment of Cdn. $60,000, and was recorded in Canada Southern’s financial statements for the three and six months ended June 30, 2006.
     A copy of the Corporation’s August 29, 2006 press release is attached hereto as Exhibit (a)(30) and is hereby incorporated herein by reference. The Pre-Acquisition Agreement and all amendments thereto were previously filed with the Commission as exhibits to this Statement.
Item 4. The Solicitation or Recommendation
     Item 4 is hereby amended and supplemented by adding thereto:
     In the August 29, 2006 press release, Canada Southern reiterated its recommendation that the Corporation’s shareholders accept the Canadian Oil Sands Offer for U.S. $13.10 cash per Common Share and reject the CanSup Offer, which, as of August 28, 2006, was valued at U.S. $8.11 per Common Share.
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto:
     (a)(30) Press Release, dated August 29, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.

By:	/s/ John W.A. McDonald

	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer
Dated: August 29, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(30)	Press Release, dated August 29, 2006.